SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
A TRUSTEE PURSUANT TO SECTION 305(b)(2)  ☑

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

A New York Banking Corporation	13-4994650
(I.R.S. employer identification No.)

270 Park Avenue
New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid
General Counsel
270 Park Avenue
New York, New York 10017
Tel: (212) 270-2611
(Name, address and telephone number of agent for service)

ONYX ACCEPTANCE AUTO LOAN TRUSTS

(Issuer with respect to the Securities)

ONYX ACCEPTANCE FINANCIAL CORPORATION

(Originator of the Trusts described herein)

(Exact name of obligor as specified in its charter)

DELAWARE	33-0629768
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

27051 Towne Centre Drive, Suite 200	92610
Foothill Ranch, California	(Zip Code)
(Address of principal executive offices)

AUTO LOAN BACKED NOTES
(Title of the indenture securities)

Item 1. General Information.
Item 2. Affiliations with Obligor.
Item 16. List of Exhibits.
SIGNATURE

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C. Board of Governors of the Federal Reserve System, Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

     If the Obligor is an affiliate of the trustee, describe each such affiliation.

     None.

No responses are included for Items 3-15 of this Form T-1 because the Obligor is not in default as provided under Item 13.

Item 16. List of Exhibits.

     List below all exhibits filed as part of this statement of eligibility.

Exhibit 1.	Articles of Association of the Trustee as Now in Effect (see Exhibit 1 to Form T-1 filed in connection with Form 8K of the Southern California Water Company filing, dated December 7, 2001, which is incorporated by reference).

Exhibit 2.	Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

Exhibit 3.	Authorization of the Trustee to Exercise Corporate Trust Powers (contained in Exhibit 2).

Exhibit 4.	Existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Form 8K of the Southern California Water Company filing, dated December 7, 2001, which is incorporated by reference).

Exhibit 5.	Not Applicable

Exhibit 6.	The consent of the Trustee required by Section 321 (b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-41329, which is incorporated by reference).

Exhibit 7.	A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not Applicable

Exhibit 9.	Not Applicable

2

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, J. P. Morgan Trust Company, National Association, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of San Francisco, and State of California, on the 24th day of August, 2004

JPMorgan Chase Bank
By:	/s/ Aranka R. Paul
Aranka R. Paul
Assistant Vice President

3

Exhibit 7. Report of Condition of the Trustee.

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2
CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank
of 270 Park Avenue, New York, New York 10017
and Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System,

at the close of business March 31, 2004, in
accordance with a call made by the Federal Reserve Bank of this
District pursuant to the provisions of the Federal Reserve Act.

		Dollar Amounts
		in Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$19,589
Interest-bearing balances		35,104
Securities:
Held to maturity securities		156
Available for sale securities		64,028
Federal funds sold and securities purchased under agreements to resell
Federal funds sold in domestic offices		30,180
Securities purchased under agreements to resell		74,963
Loans and lease financing receivables:
Loans and leases held for sale		19,061
Loans and leases, net of unearned income	$163,825
Less: Allowance for loan and lease losses	2,771
Loans and leases, net of unearned income and allowance		161,054
Trading Assets		191,989
Premises and fixed assets (including capitalized leases)		5,959
Other real estate owned		118
Investments in unconsolidated subsidiaries and associated companies		837
Customers’ liability to this bank on acceptances outstanding		203
Intangible assets
Goodwill		2,539
Other Intangible assets		4,521
Other assets		38,391
TOTAL ASSETS		$648,692

LIABILITIES
Deposits
In domestic offices		$210,211
Noninterest-bearing	$80,262
Interest-bearing	129,949
In foreign offices, Edge and Agreement subsidiaries and IBF’s		120,623
Noninterest-bearing	$7,920
Interest-bearing	112,703
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		6,480
Securities sold under agreements to repurchase		102,641
Trading liabilities		114,412
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		20,692
Bank’s liability on acceptances executed and outstanding		203
Subordinated notes and debentures		8,039
Other liabilities		26,877
TOTAL LIABILITIES		610,178
Minority Interest in consolidated subsidiaries		346
EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		16,318
Retained earnings		20,049
Accumulated other comprehensive income		16
Other equity capital components		0
TOTAL EQUITY CAPITAL		38,168

TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		$648,692

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

WILLIAM B. HARRISON, JR.	)
ELLEN V. FUTTER	)	DIRECTORS
FRANK A. BENNACK, JR.	)